BRC Inc.
1250 S. Capital of Texas Highway
Building 2, Suite 285
Austin, Texas 78746

December 14, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Geoffrey Kruczek
Sergio Chinos

Re:	BRC Inc.
Registration Statement on Form S-4
Filed November 10, 2021
File No. 333-260942

Dear Messrs. Kruczek and Chinos:

This letter sets forth the responses of BRC Inc. (the “Registrant,” “we,” “our” or “us”) to the comments from the staff (the “Staff”) of the Securities and Exchange Commission in your letter dated December 7, 2021 (the “Comment Letter”), with respect to the above-captioned Registration Statement on Form S-4 (the “Registration Statement”).

For your convenience, each of the Staff’s comments contained in the Comment Letter is duplicated below in bold and is followed by the Registrant’s response.

All references in this letter to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers in Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), unless otherwise noted. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amended Registration Statement.

Securities and Exchange Commission

December 14, 2021

Form S-4 Filed November 10, 2021

General

1.	Please elaborate on the data behind your NPS. For example, please disclose what exactly this metric is, the sample size that the score was derived from and the time period for which the score was obtained.

Response: In response to the Staff’s comment, we have revised page 4 of the Amended Registration Statement to add disclosure regarding the NPS metric, including the sample size and the time period for which the score was obtained.

2.	Please provide us your analysis of whether the supermajority provisions described on page 244 are required to be presented as separate proposals under Proposal 2.

Response: In response to the Staff’s comment, we have added the supermajority provisions as a separate proposal under Proposal 2.

3.	We note the disclosure on page ii that the PIPE transaction will occur first and the shares issued will be converted into the right to acquire PubCo shares. Please tell us how you determined it is appropriate to register the issuance of those shares to the PIPE investors.

Response: We respectfully advise the Staff that, based on the facts and analysis below, we believe it is appropriate to register pursuant to the Registration Statement, the offering of shares of Class A common stock of the Registrant (the “PubCo Class A Common Stock”) issuable in the SilverBox Merger in exchange for the shares of Class C common stock of SilverBox Engaged Merger Corp I (“SBEA”) issued to the PIPE Investors. The issuance of such shares of Class C common stock to the PIPE Investors is being effected as a valid private placement in accordance with the exemption provided in Section 4(a)(2) of the Securities Act of 1933, as amended. This conclusion is supported by the fact that (i) all of the PIPE Investors constitute “accredited investors” (within the meaning of Rule 501(a) under the Securities Act), (ii) none of the PIPE Investors were solicited through the use of general solicitation or general advertising, (iii) all of the PIPE subscription agreements between SBEA and the PIPE Investors were entered into concurrently with the execution of the Business Combination Agreement and prior to the filing of the Registration Statement, and (iv) the PIPE subscription agreements are subject only to conditions outside of the PIPE Investors’ control and the purchase price is fixed at $10.00 per share and, as such, the PIPE Investors are irrevocably committed to purchase the PIPE Shares. The issuance of shares of Class A common stock of the Registrant in the SilverBox Merger is a distinct issuance of securities by a different issuer, and the PIPE Shares will be issued on the day immediately preceding the issuance of the closing of the SilverBox Merger. Accordingly, the PIPE transaction by SBEA should not be integrated with the offering of securities by the Registrant pursuant to the Registration Statement. Given that the PIPE Shares will be issued in a separate offering and will be issued and outstanding prior to the effective time of the SilverBox Merger, we determined it is appropriate for the Registration Statement to register the shares of PubCo Class A Common Stock to be issued in exchange for the PIPE Shares.

Securities and Exchange Commission

December 14, 2021

4.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 18, 19 and 20 of the Amended Registration Statement, to address the potential impact on the per share value of the shares owned by non-redeeming shareholders under a range of redemptions scenarios.

5.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: In response to the Staff’s comment, we have revised our disclosure on page 20 of the Amended Registration Statement to provide the requested sensitivity analysis.

Cover Page

6.	Please revise your cover page to prominently disclose the number of common stock shares you anticipate issuing at every phase of the business combination. In addition, please quantify the value of the shares to be issued in the transaction.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page of the Amended Registration Statement to include the number of shares of PubCo Common Stock issued in connection with the Business Combination as well as the deemed value of such shares.

7.	Please indicate that the combined company will be a controlled company and identify the controlling shareholders and the shareholders' total voting power.

Response: In response to the Staff’s comment, we have added the requested disclosure to the cover page of the Amended Registration Statement.

Securities and Exchange Commission

December 14, 2021

Market and Industry Data, page 7

8.	We note that the prospectus includes market and industry data based on information from third- party sources. If any of these publications, surveys, or reports were commissioned by you for use in connection with the registration statement, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.

Response: We advise the Staff that none of the third-party data was commissioned by us or Authentic Brands for use in connection with the Registration Statement. Accordingly, we are not required to file any consents pursuant to Rule 436 of the Securities Act.

Question and Answers, page 8

9.	Please add a question and answer that addresses both the positive and negative factors that the board considered when determining to enter into the business combination agreement and its rationale for approving the transaction. Also revise your disclosure on pages 27-28 to highlight those negative factors.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 11 and 12 of the Amended Registration Statement to include the requested question and answer. We have also revised our disclosure on pages 35 and 36 of the Amended Registration Statement to highlight those negative factors.

10.	Please revise this section to include a question and answer that discusses BRC's status as a public benefit corporation, identifies its public benefit, and discusses potential risks that may be presented to the public stockholders.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 10 and 11 of the Amended Registration Statement to include the requested question and answer.

Securities and Exchange Commission

December 14, 2021

What shall be the relative equity stakes of the Public Stockholders, page 15

11.	Please revise to present this information assuming the conversion/exercise of all outstanding securities.

Response: In response to the Staff’s comment, we have revised our disclosure on page 19 and 20 of the Amended Registration Statement to include the requested information.

Summary of the Proxy Statement/Prospectus, page 22

12.	The discussion of the Tax Receivable Agreement and the redirection of cash flows to the Continuing Unitholders should be enhanced and given more prominence in your prospectus. Please expand the discussion of the TRA as a principal topic in the prospectus summary so that readers do not have to search for key information about significant financial arrangements that will materially impact the company's liquidity. Please ensure that your revised disclosure states clearly that you expect the payments to be substantial and that the arrangement will reduce the cash provided by the tax savings that would otherwise have been available to you for other uses. Because the arrangement could be considered a windfall for the Continuing Unitholders, your disclosure at the top of the prospectus should adequately address the fact that the agreement confers significant economic benefits to the Continuing Unitholders and redirects cash flows to them at the expense of the rest of your shareholders.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 29, 30, 31 and 43 of the Amended Registration Statement to include the requested information.

SilverBox’s Board of Directors Reasons for the Approval of the Business Combination, page 121

13.	Please revise to describe in greater detail the "financial and valuation analyses" referenced in the eighth bullet on page 122.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 140, 141 and 142 of the Amended Registration Statement to include the requested information.

Securities and Exchange Commission

December 14, 2021

Certain Forecasted Information for Authentic Brands, page 126

14.	We note the following disclosure stating that "none of them intends to or undertakes any obligation to update or otherwise revise the forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the forecasts are shown to be in error." Please revise your disclosure to clarify that you will update this information to the extent required by law.

Response: In response to the Staff’s comment, we have revised our disclosure on page 143 of the Amended Registration Statement to include the requested language.

15.	We note the assumptions described on pages 126 and 128. Please revise to clarify how those assumptions relate to the projections included in the tables on pages 127 and 128.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 144 and 145 of the Amended Registration Statement to clarify the applicability of the assumptions to the information presented in the table.

Interests of SilverBox Directors and Officers in the Business Combination, page 129

16.	Please expand the second bullet on page 130 to quantify the extent of participation in the PIPE by the entities/persons referenced on an individual basis.

Response: In response to the Staff’s comment, we have revised our disclosure on page 137 of the Amended Registration Statement to include the requested information.

Material U.S. Federal Income Tax Considerations, page 146

17.	We note that you intend for the transaction to qualify as a reorganization under Section 368 of the Code. Please revise your disclosures here to more clearly state counsel's tax opinion on whether the transaction will qualify as a reorganization. Also, state in your disclosure here that the discussion is the opinion of tax counsel and identify counsel. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Please also include appropriate risk factor disclosure. Please refer to Sections III.B and C of Staff Legal Bulletin 19.

Response: In response to the Staff’s comment, we have revised our disclosures on pages 95, 165 and 166 of the Amended Registration Statement.

Securities and Exchange Commission

December 14, 2021

Entertain, page 174

18.	Please refer to the graph on page 175. Please clarify whether any coffee companies, such as those on page 177, exceed the amounts you disclose for yourself. Also disclose whether the graphs for other companies also include individuals associated with those companies, in light of your disclosure in note 1.

Response: In response to the Staff’s comment, we have revised our disclosure on page 195 of the Amended Registration Statement to clarify the information presented in the graph.

19.	Please provide updated interim financial statements in your filing for all entities and address the matters noted in the Item 4.02 Form 8-K filed on November 22, 2021 as they pertain to SilverBox Engaged Merger Corp I.

Response: In response to the Staff’s comment, the Registrant has included the unaudited condensed financial statements as of and for the period ended September 30, 2021 for both SBEA and Authentic Brands LLC in the Amended Registration Statement. Further, as disclosed in Item 4.02 of the Current Report on Form 8-K of SBEA filed on November 22, 2021, the unaudited condensed financial statements of SBEA for the quarter ended September 30, 2021, contains the restatement footnote to reflect the restatement of the earnings per share calculations included in SBEA’s previously issued unaudited condensed financial statements for the quarters ended March 31, 2021 and June 30, 2021.

Balance Sheet as of March 2, 2021, page F-19

20.	Please remove the balance sheet information as of March 2, 2021, as it is not required. We note the information is not covered by an audit opinion, nor labeled "unaudited" and may also contain an error in the classification of temporary and permanent equity.

Response: In response to the Staff’s comment, we have removed the balance sheet information as of March 2, 2021 in the Amended Registration Statement.

SilverBox Engaged Merger Corp I Note 9 - Subsequent Events, page F-62

21.	Please include the specific date the company evaluated subsequent events and transaction that occurred after the balance sheet date up to the date that the financial statements were issued.

Response: In response to the Staff’s comment, we have included the specific date in the Subsequent Event footnote on pages F-36 and F-37 of the Amended Registration Statement.

*      *      *

Securities and Exchange Commission

December 14, 2021

Thank you for your attention to this response. If you have any questions related to this letter, please contact Jonathan Ko at (213) 683-6188 of Paul Hastings LLP.

Very truly yours,

BRC Inc.

By:	/s/ Stephen Kadenacy
Name:	Stephen Kadenacy
Title:	Chief Executive Officer

cc:	Jonathan Ko, Paul Hastings LLP
David Hernand, Paul Hastings LLP
Stephen Napolitano, Kirkland & Ellis LLP
Joshua Korff, Kirkland & Ellis LLP
Peter Seligson, Kirkland & Ellis LLP